

February 25, 2014

<u>Via E-mail</u>
Omar Ishrak
Chairman and Chief Executive Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432

>   **Re: Medtronic, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 26, 2013**
>   **Filed June 24, 2013**
>   **File No. 1-07707**

Dear Mr. Ishrak:

We refer you to our comment letter dated January 30, 2014, regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,

>   /s/ Cecilia Blye

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Gary L. Ellis
       Senior Vice President and Chief Financial Officer